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Underground Mushroom Co.

Urban Farm

Manchester-by-the-Sea, MA 01944
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $20,000 invested.
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THE PITCH
Underground Mushroom Co. is seeking investment to bring an abundance of high quality gourmet mushrooms to the North Shore with a new grow
facility in Gloucester where we will be a spore to store operation.
Renovating LocationGenerating Revenue
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Meet Underground Mushroom Co.

As a business, UMC prides itself on integrity, creativity and community. People should have access to delicious food that both satisfies their hunger
but also fuels their imagination. Currently the offerings for mushrooms in our area are limited in production, availability, and variety. As a result UMC
is uniquely positioned to fill a gap that both chefs and consumers may not currently be aware of. By expanding the presence of new and unique
types of edible gourmet mushrooms people will gain an appreciation for how they are grown and ultimately become excited to purchase them.

We are seeking investment to bring an abundance of high quality gourmet mushrooms to the North Shore. A capital investment will allow us to open
a new grow facility in Gloucester where we will be a spore-to-store operation. We aim to market to local restaurants and markets because no local
growers are filling that need. We also plan on producing substrate blocks so families can grow mushrooms at home.

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OUR OFFERINGS

My vision is to start a small growing operation that consistently produces 300-400 lbs. of mushrooms per week to sell to restaurants and at farmers
markets. This volume allows us to enjoy wide profit margins and expnad our reach without spreading our operation too thin.

Restaurant sales: I have already secured a small number of accounts with limited effort simply because local chefs are hungry for gourmet
mushrooms that don't travel well or aren't available through large-scale suppliers. I intend to ramp up sales as soon as soon as Q4 of this year.
Farmers market sales: There is demand for fresh, local mushrooms as fungi grow in popularity as a "superfood" and excellent plant-based food
source. I plan to sell directly to the consumer for $20/lb.
At-home grow kits: As consumers become more interested in growing their own food, at-home grow kits have grown in popularity. These kits
include a substrate block that can produce ~2lb of mushrooms, right on a kitchen counter, and are sold for ~$25 per unit.
Wholesale: I will begin discussions with local grocery stores that seek local farmers to supply gourmet mushrooms.
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FILLING A GAP IN THE LOCAL MARKET

Mushrooms are a nutritious food source, nourishing for both the body and the planet. Mushrooms have grown in popularity as consumers become
more aware of their myriad health benefits. However, due to a short shelf life, it's difficult to get gourmet mushrooms to local consumers and chefs.

UMC has expertise in growing a variety of gourmet mushrooms, and our local footprint allow us to serve the community and restaurants.
There are limited local competitors, and we believe that as availability of mushrooms like Lions Mane and Oysters increases, so will demand.
We are in negotiations for a small and affordable space in Peabody that offers potential for growth. This small footprint ensures operational
efficiency while still allowing us to reach our targets for growth.
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THE TEAM

Matt Pinstein
Founder

Hey there, My name is Matt and for the past 20 years I've been involved in agriculture and local food production here and abroad. I graduated from Umass Amherst in 2005 with a degree in Plant and Soil Science with a focus on sustainability. From there I moved to Italy where I rode my bicycle around Tuscany and Umbria working on farms and seeing the way in which people have been producing food organically for thousands of years. When I returned to the states after a year abroad I incorporated those concepts into the farm I was managing in Ipswich Ma. When winter finally arrived and ended our growing season I decided to move to Hawaii for what I thought would be 3 months to teach sustainable agriculture to troubled teens at a wilderness therapy program. That 3 month trip quickly turned into 9 years! During that period I was living off the grid in a community of 30 people on 16 acres of land where we produced Kona coffee, avocado, and a variety of other tropical fruits and vegetables. The farm also offered a Community Supported Agriculture (CSA) program so that local families could receive fresh produce every week. This adventure came to a close when the Kilauea volcano erupted and the air quality down wind became intolerable. Most of the members of my community moved off island and without the hands to plant and harvest the land was quickly taken back by mother nature. At that point I chose to move back home and become a teacher. I taught Earth Science at Landmark Elementary/Middle School before and during the pandemic all the while realizing that teaching was not my passion. It was during the pandemic that, while locked in my home, I discovered and found a love for cultivating mushrooms. Much of my discretionary income went into acquiring the tools and materials needed to grow them and after 2 years I have learned what it takes to become a commercial grower. Last winter I had a 1200 sq/ft. space on Cabot street in Beverly where I was producing 200 lbs. of mushrooms a week. This space was in a basement, hence the name Underground Mushroom Co. At the time, I was working in partnership with someone else but after a few months I came to realize that partners are for dancing and if I were to be successful and create a life for myself doing this, I had to step out on my own. Since then my operation has been scaled back but demand and interest remains high. I have no doubt that the skills and knowledge I bring to the business will result in a successful operation. I've started this campaign to help raise capital so the business can expand into a larger facility. I'm asking for your help to allow me to continue to pursue my passion of bringing a variety of high quality fungi to restaurants and markets on the North Shore. Thanks for reading my story!

-Matt Pinstein

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JULY 2023
Incorporated

Secured 4 initial accounts throughout the first year of operations

SEPTEMBER 2023
Capital Raise

Secure location and funding in order begin buildout for growing operation. Increase public awareness through online advertising and reaching out directly to restaurants. Reestablishing an online presence to push the sale of At Home Grow Kits (AHGK).

OCTOBER 2023
Opened

First batch of substrate to be mixed, sterilized, and inoculated. From here the process will take approx. 30 days until the mushrooms will be ready to harvest. 1/3 of substrate blocks will be set aside for online and local delivery of AHGK.

NOVEMBER 2023

First batch of mushrooms to be harvested and distributed to local restaurants. Ramp up, produce and distribute online orders for AHGK.

DECEMBER 2023

Increase production and begin to hire workers to reach full capacity by February of 2024.

JANUARY 2024

Create retail market for mushroom sales at grow facility. Merchandise (t-shirts, hats, stickers) for sale online and in-store.

FEBRUARY 2024

Begin to offer tours of facility for interested parties (school groups, chefs, mycologists).

SEPTEMBER 2024

Photoshoot for North Shore Magazine Cover!

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1,800 sq. ft.

Floor Space

$234,000

Projected Annual Revenue

40%

Gross Margin

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Rent $5,000

Insurance (General Liability) $1,115

Insurance (Commercial property) $595

Workman's Compensation $1,340

Framing materials $1,500

Incubation racks $1,000

Osha $295

Wholesale license $300

Hart box Humidifier (s) $3,200

Fenrir bagging system $1,500

8' steel table $400

Exhaust for fruiting chamber $500

Boxes for finished product $350

Walk-in cooler $7,000

Laminar Flow hoods $2,400

Delivery Van / month $350

Compost Pickup / month $162

Raw Materials $500

Lab Equipment $468

Mainvest Compensation $2,025

Total $30,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $234,000 $327,600 $350,532 $368,057 $379,098

EXPENSES

Rent & Utilities $33,000 $33,825 $34,670 $35,536 $36,424

Raw Materials $5,000 $5,125 $5,253 $5,384 $5,518

Labor $50,000 $51,250 $52,531 $53,844 $55,190

Operating Profit $146,000 $237,400 $258,078 $273,293 $281,966

This information is provided by Underground Mushroom Co.. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2022 Balance Sheet

2022 Income Statement

UMC Business Plan 5..docx

Underground Mushroom Brochure.pages

Investment Round Status

Target Raise $30,000

Maximum Raise $60,000

Amount Invested $0

Investors 0

Investment Round Ends October 27th, 2023
Summary of Terms
Legal Business Name Underground Mushroom Co.
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $20,000 invested
1.6×
Investment Multiple 1.5×
Business's Revenue Share 2.5%-5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2031
Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Underground Mushroom Co.'s fundraising. However, Underground Mushroom Co. may require additional funds from alternate sources at a later date.

Limited operating history

Underground Mushroom Co. was established in December 2022 Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Underground Mushroom Co. to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Underground Mushroom Co. operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Underground Mushroom Co. competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Underground Mushroom Co.'s core business or the inability to compete successfully against the with other competitors could negatively affect Underground Mushroom Co.'s financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Underground Mushroom Co.'s management or vote on and/or influence any managerial decisions regarding Underground Mushroom Co.. Furthermore, if the founders or other key personnel of Underground Mushroom Co. were to leave Underground Mushroom Co. or become unable to work, Underground Mushroom Co. (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Underground Mushroom Co. and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Underground Mushroom Co. is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Underground Mushroom Co. might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Underground Mushroom Co. is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Underground Mushroom Co.

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Underground Mushroom Co.'s financial performance or ability to continue to operate. In the event Underground Mushroom Co. ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Underground Mushroom Co. nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Underground Mushroom Co. will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Underground Mushroom Co. is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Underground Mushroom Co. will carry some insurance, Underground Mushroom Co. may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Underground Mushroom Co. could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Underground Mushroom Co.'s financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Underground Mushroom Co.'s management will coincide: you both want Underground Mushroom Co. to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Underground Mushroom Co. to act conservative to make sure they are best equipped to repay the Note obligations, while Underground Mushroom Co. might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Underground Mushroom Co. needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Underground Mushroom Co. or management), which is responsible for monitoring Underground Mushroom Co.'s compliance with the law. Underground Mushroom Co. will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Underground Mushroom Co. is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Underground Mushroom Co. fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Underground Mushroom Co., and the revenue of Underground Mushroom Co. can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Underground Mushroom Co. to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Underground Mushroom Co.. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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